P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

September 7, 2012

VIA EDGAR CORRESPONDENCE

Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507, 811-04419)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments with respect to Transamerica Market Participation Strategy VP on the Registrant’s filing with the Securities and Exchange Commission (the “Commission”) under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A on February 2, 2012 (the “Amendment”). The Staff’s comments were provided to us orally via telephone on February 21, 2012. Below are the Staff’s comments with respect to Transamerica Market Participation Strategy VP, a new series of the registrant, and the Registrant’s responses thereto. The Staff’s comments with respect to Transamerica Legg Mason Dynamic Allocation – Balanced VP and Transamerica Legg Mason Dynamic Allocation – Growth VP, which were also included in the Amendment, were previously addressed in correspondence filed with the Commission on April 26, 2012.

Prospectus Comments

1. Comment: Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the Amendment. See IC-28617 (February 9, 2010).

Response: The Registrant so confirms.

2. Comment: Please provide a copy of the completed fee and expense tables and expense examples prior to the effective date of the Amendment.

Response: We provided copies of the completed information to you on September 13, 2012.

3. Comment: Please remove the second paragraph in the preamble to the fee and expense table.

Response: The Registrant has made revisions consistent with the staff’s comment.

4. Comment: Please explain supplementally the mechanism by which fees waived or expenses reduced under the contractual expense limitation arrangement with the adviser are recaptured by the adviser.

Response: The contractual arrangement with the adviser permits the adviser to recapture expenses waived or reduced pursuant to the arrangement if, on any day or month, the estimated annualized fund operating expenses are less than the expense cap. On a monthly basis, the average net assets and average expenses for the portfolio for the fiscal year to date are calculated to determine if the annualized fund operating expenses are estimated to be under the expense cap, and any potential recapture is booked accordingly. At the fiscal year end, if the portfolio’s average operating expenses for the fiscal year are in fact under the expense cap, the adviser may collect any amounts available for recapture pursuant to the arrangement up to the expense cap.

5. Comment: In the section “Purchase and Redemption of Shares”, the Registrant notes that various asset allocation funds will invest in the portfolios. Please explain supplementally how these investments work for the portfolio included in the Amendment.

Response: The investments by various asset allocation funds noted in this section are only applicable to certain other portfolios of the Registrant that are included in the Registrant’s full prospectus, not the portfolio.

6. Comment: Please review the disclosure regarding derivatives in which the portfolio may invest for consistency with the Staff guidance given in the July 30, 2010 Letter to Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (the “2010 Letter”).

Response: The Registrant believes that the derivatives disclosure is consistent with the 2010 Letter. The Registrant notes that it has made certain revisions to this disclosure.

7. Comment: In “Tactical Asset Allocation” risk, please explain the differences between tactical asset allocation and each of fundamental analysis and strategic asset allocation.

Response: The Registrant has made revisions consistent with the staff’s comment.

8. Comment: In “Principal Investment Strategies”, the Registrant states that the portfolio’s strategy is “designed to provide equity participation similar to 50% equity exposure” and provides a risk disclosure for equity securities. Please clarify in the disclosure whether the portfolio will invest in equity securities directly and provide a description of the equity index options.

Response: The Registrant has made revisions consistent with the staff’s comment. It is noted that the “Principal Investment Strategies” has been updated to clarify that the portfolio will not invest in equity directly in equity securities but instead gain equity exposure through investments in S&P 500 Index options and futures.

9. Comment: Please consider adding a risk disclosure related to equity index options and futures.

Response: The Registrant believes the “Derivatives” risk factor covers these instruments.

SAI Comments – General

1. Comment: Please provide a copy of the completed Appendix D prior to the effective date of the Amendment.

Response: We provided a copy of the completed information to you on April 18, 2012 via EDGAR correspondence (accession number 0001193125-12-168054).

2. Comment: If any portfolio manager compensation is based on performance, please be sure to identify the bench mark used to compare performance and state the length of the period over which performance is measured.

Response: The Registrant has made revisions consistent with the staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.

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